Filed Pursuant To Rule 433
Registration No. 333-167132
June 29, 2010

Media Contacts:
Marie McGehee	Stephanie Mackrell	Donna Cox-Davies	David Schraeder
State Street	World Gold Council	River Communications	M, S & L Group
+ 1 617 664 1898	+ 44 (0)20 7826 4763	+ 1 914 686 6699	+1 646 221 0108
SPDR® Gold Shares Exceeds $50 Billion in Assets
     Boston, June 29, 2010 — State Street Global Advisors, the investment management business of State Street Corporation (NYSE: STT) and World Gold Trust Services, LLC, a wholly-owned subsidiary of the World Gold Council (WGC), today announced that assets in the SPDR® Gold Trust (NYSE Arca: GLD) have surpassed US $50 billion.
     “With assets having increased by approximately 32 percent year-to-date (as of Friday, June 25, 2010)1, SPDR Gold Shares has radically transformed the way in which a wide range of investors access the gold market,” said James Ross, senior managing director at State Street Global Advisors. “GLD is increasingly being used as part of a long-term diversification investment strategy within investors’ portfolios in a variety of market cycles currently playing out worldwide.”
     Jason Toussaint, managing director, Investments, World Gold Trust Services, LLC commented: “Strategic asset allocation will continue to play a central role in investors’ portfolio performance moving forward, and portfolios that contain even a small allocation in gold have the potential to better cope with varying market scenarios. This milestone for GLD underscores that investors have embraced gold as a viable core holding over the long-term.”
     SPDR Gold Shares (GLD) was launched in November 2004 by World Gold Trust Services and State Street to satisfy the growing need among investors for an exchange traded fund backed by physical gold. Recognizing that gold is a long-term investment which may stabilize wealth by mitigating the risk of falls in other asset classes, investors in GLD have made it one of the fastest growing ETFs globally. As of June 25, 2010, assets under management in the trust totaled more than $53 billion, making it the second largest ETF by assets in the world 2.
     GLD is also cross-listed on the Bolsa Mexicana de Valores, the Singapore Exchange the Tokyo Stock Exchange and the Stock Exchange of Hong Kong.
     State Street Global Advisors is one of the largest ETF providers globally with assets under management for SPDR ETFs totaling more than $204 billion as of March 31, 2010.3
About World Gold Trust Services, LLC.
World Gold Trust Services, LLC is a wholly owned subsidiary of the World Gold Council. World Gold Council’s mission is to stimulate and sustain the demand for gold and to create enduring value for its stakeholders. It is funded by the world’s leading gold mining companies. For further information visit www.gold.org
About State Street Global Advisors
State Street Global Advisors, the investment management business of State Street Corporation (NYSE: STT), delivers investment strategies and integrated solutions to clients worldwide across every asset class, investment approach and style. With $1.9 trillion in assets under management at March 31, 2010, State Street Global Advisors has investment centers in Boston, Hong Kong, London, Montreal, Paris, Singapore, Sydney, Tokyo, Toronto, and Zurich and offices in 27 cities worldwide. For more information, visit State Street Global Advisors at www.ssga.com.

[1]	SSgA’s Intermediary Business Group — Strategy & Research

[2]	SSgA’s Intermediary Business Group — Strategy & Research

[3]	SSgA’s Intermediary Business Group — Strategy & Research

Shares (the “Shares”) of the SPDR® Gold Trust (the “Trust”) trade like stocks, are subject to investment risk and will fluctuate in market value. The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares. Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. The Trust does not generate any income and as the Trust regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time.
The Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold Shares, 30th Floor, Boston, MA 02111.
The prospectus contains material information about the Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including “Risk Factors” before making an investment decision about the Shares.
Shareholders of the Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee of the Trust is subject to regulation by the Commodity Futures Trading Commission. Shareholders will not have the regulatory protections provided to investors in Commodity Exchange Act regulated instruments or commodity pools.
The Trust that issues SPDR® Gold Shares is not an Exchange Traded Fund registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Therefore, SPDR® Gold Shares shareholders will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is sponsored by World Gold Trust Services, LLC, a wholly-owned subsidiary of the World Gold Council, and marketed by State Street Global Markets, LLC.
The Trust is sponsored by World Gold Trust Services, LLC (the “Sponsor”), a wholly-owned subsidiary of the World Gold Council. State Street Global Markets, LLC (the “Marketing Agent”) is the marketing agent of the Trust and an affiliate of State Street Global Advisors. For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111• 866.320.4053 • www.spdrgoldsharese.com.
Not FDIC Insured — No Bank Guarantee — May Lose Value
Neither diversification nor asset allocation ensure profit or guarantee against loss.
CORP-0125

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.